Exhibit 99.5

WIPRO TECHNOLOGIES
Q2 EARNINGS CONFERENCE CALL
OCTOBER 15, 2004

Moderator: Ladies and gentlemen, thanking for standing by and welcome to Wipro earning for quarter ending September 2004 conference call. At this time all the participants are in a listen-only mode. Later we will conduct the question and answer session, instructions will be given at that time. If you should require assistance during the call please press * and 0. As a reminder this conference is being recorded. I would now like to turn the conference over to our host Mr. Sridhar Ramasubbu. Please go ahead.

Sridhar: Good morning ladies and gentlemen, and good evening to the participants across the globe. I am Sridhar Ramasubbu and along with Lan and Jatin in Bangalore we handle the investor interface for Wipro. We extend a very warm welcome to all the participants for the Wipro’s second quarter results and the earnings call for the period ended September 2004. We have the entire Wipro management team Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapaty, the CFO, Mr. Vivek Paul, Vice Chairman, Mr. Suresh Waswani, President — Wipro Infotech, Mr. Raman Roy and other senior members of the management team who will be happy to answer the question that you have. The call is scheduled for one hour. The presentation of the first quarter results will be followed by a question-answer session. The operator will walk you through the procedure for asking questions. The entire earnings call proceedings are being archived and transcripts would be made available after the call at www.wipro.com. Before we go ahead with the call, let me draw your attention that during the call we might make certain forward-looking statements within the meaning of the Private Security Litigation Reforms Act of 1995. These statements are based on managements’ current expectations and are associated with uncertainty and risks. These uncertainties and risk factors have been explained in detail in our filings with the Securities Exchange Commission in the US. Wipro does not undertake obligations to update forward-looking statements. I am available on the email as we are conversing and please feel free to send a mail. And now I turn it over to Mr. Azim Premji, Chairman and Managing Director, Wipro.

Azim Premji: Good morning ladies and gentlemen. Your Board of Directors in the meeting held this morning approved the accounts for the quarter ended September 30, 2004. Our results have been mailed to those registered with us and are also available on our website.

Let me share with you some of our thoughts on our performance and prospects. Team Wipro has delivered yet another quarter of solid performance. Robust growth in all our business segments resulted in Wipro posting its highest year-on-year growth in profit after tax in the last 12 quarters. Reflecting the momentum we have been witnessing in recent times, revenues in our global IT business was $327 million, a growth of 47% year-on-year. The growth continued to be broad based across key verticals, service lines, and geographies. Notably, our differentiated services, business process outsourcing, and technology infrastructure services grew sequentially by 20% and 14% respectively. From a profitability perspective, in spite of gross addition of over 8800 people to our team, we were able to expand our operating margin for the fifth successive quarter. Our performance over the last 12 quarters is indicative of our willingness to take tough strategic decisions and make necessary investments when required, and equally of our resolve and ability to execute the strategy effectively so that they reflect in operating results sooner rather than later. This is the reflection of the belief that business decisions must be run for the long term, and equally importantly, long-term goal should be broken up into a series of short-term milestones. This approach is equally evident in the results of our India, Middle East, and Asia Pacific business, where we have invested into new geographies such as Middle East and Australia with a long-term perspective.

During the last quarter, this business signed up its first multi-year multi-million IT services contract with AXA Australia. These successes have convinced us of the efficacy of our approach to achieve our goal of global leadership in IT services industry.

Looking ahead, the environment we see is one of strong volume growth and stable prices. We believe that universal acceptance of the global delivery model will open up newer avenues and provide exciting opportunities for the Indian IT service companies. This will also bring newer challenges in terms of managing scale and increasing competition from customers as well as for the talent. You may rest assured that Wipro will be as proactive in seizing these opportunities as we will be in addressing the challenges. I will now request Suresh Senapaty, our CFO, to comment on financial result before we take questions.

Suresh Senapaty: A very good morning to all of you ladies and gentlemen, and for those in India and Asia, a good evening. Mr. Premji shared our view on the business environment, and I will touch upon a few aspects of financial and operational significance.

During the quarter, we had a sequential revenue growth of 9% in our global IT services business, which comprised of 7.8% revenue growth in the IT services component of that segment and 20% growth in the IT-enabled services business component of that segment. The 7.8% growth in the services component was driven by a 7.3% growth in the volume of the business combined with a 2.9% increase in our realization rate for work performed onsite at our clients’ offices, partially offset by a 0.5% decrease in our realization rates for work performed offshore. The 20% growth in our IT-enabled services business was primarily due to growth in volume of business, partially offset by a sequential decline in price realization. For the quarter ended 30th September 2004, net income computed in accordance with the US GAAP is 93% of the profit after tax as per Indian GAAP. The difference is primarily on account of differences in treatment of forex gain and losses, amortization of intangibles, differences in revenue recognition norms, stock compensation, and accounting for dilution arising from exercise of employee stock option in Wipro Spectramind.

We had in June 2004 obtained a shareholder approval for issue of restricted stock units to our employees. We believe these units are an innovative tool, not only of employee motivation and retention but also for better alignment of interests of our key employees with those of our shareholders. The compensation committee of the Board of Directors has awarded about 5.5 million of such units vesting over a five year period to our employees effective October 2004. These awards cover a substantial portion of the eligible employees in senior and middle management.

We have given compensation increase for teams in parts of our business effective September 2004, and some more are being covered during this quarter. The impact of the compensation review would be an increase in wage cost in our global IT business by about 15-18% of our offshore compensation. We would also have a non-cash charge on our profit arising from restricted stock units. These incremental charges coupled with lower number of billable days in the quarter ended December and impact of our hedge position would lead to some contraction in operating margins for the next quarter. We will endeavor to contain the contraction through improved productivity over the next couple of quarters. We will now be glad to take questions.

Moderator: Thank you. Ladies and gentlemen if you wish to ask a question, please press * and 1 on your touchtone phone. You will hear a tone indicating that you have been placed in the queue and you may remove yourself in Q&A at anytime by pressing the “pound” key. If you are using a speakerphone, please pick up your handset before pressing the numbers. Once again, if you have a question or comment, please press * and 1 at this time. Our first question will come from Mayank Tandon from Janney Montgomery Scott. Please go ahead.

Mayank Tandon: Thank you. Good morning from the US. I had a couple of questions, first, if you could comment on pricing, may be provide some color behind the improved realizatioins onsite and then the slight contraction offshore please?

Rich Garnick: Hi, this is Rich Garnick. With regards to pricing we are seeing as we said already a stability in our pricing strategies, which the market place is allowing us to do. We are also able to deal with increased cost of, we talked about in the morning, salary increases by seeing some traction on new business where we are able to keep an increased pricing across the board. So we feel comfortable that we will be see price realization due to those factors and we have also done something in regards to fixed price projects and managing those fixed price projects and getting better price realization across the board.

Mayank Tandon: Besides newer deals coming in at higher price points, are you also seeing the renewals coming in at higher price points or they basically holding flat?

Rich Garnick: I am sorry, could you repeat that?

Mayank Tandon: In terms of pricing breakdown, are you only receiving pricing increases on the new contracts or are you also seeing pricing increases on renewals?

Rich Garnick: Yeah with some existing business we have been able to get some kind of pricing increases, however, the majority of existing customers are holding steady and we are seeing majority of the price increases on new contracts. We are also seeing a rich of mix of the service offerings that are enabling us to strengthen our pricing as we reposition the mix of the business.

Mayank Tandon: Okay. And my next question has to do with the wage inflation basically wanted to understand if you are going to smooth out the impact the 15-18% increases that over a course of several quarters or is that going to be a one quarter hit in the December quarter?

Suresh Senapaty: You know the offshore compensation constitutes in Wipro Technology is about 16-17% of our revenue. So what we are saying is this impact of 15-18% would be of that 18% or of that 17% and that will kick in from this quarter because we had given a part of the increase on 1st of September and another balance will be given in this quarter.

Mayank Tandon: Okay, so that wage increase implemented in phases over several quarters or is that a one quarter hit?

Suresh Senapty: No it gets implemented starting from 1st of September to by the end of this quarter this will be implemented.

Mayank Tandon: Okay, and one more question .....

Sridhar Ramasubbu: Total impact be spread over October, some in October, some in November and December, so it will not be a full quarter impact, but it will be full quarter impact from next quarter onwards.

Mayank Tandon: Sure okay, understood. And one question I had on the hiring; the aggressive hiring, was that, could you actually give us the split between campus versus lateral.

Suresh Senapaty: I will request Laxman Badiga to answer that?

Laxman: Our campus split is currently around 60% and 40% lateral.

Bala Krishnan: And it has increased from 45% in the previous quarter to 60% in the current quarter, the campus.

Suresh Senapaty: Last quarter we have seen some amount of correction in the bulge that we have talked about in the previous call. We have been steadily improving it from the quarter ending March to June quarter as well as September quarter, and going forward we will see similar changes coming forward.

Mayank Tandon: Till that way 60 to 40 is expected to be maintained or do you expect to actually increase that campus level to close to may be 70% like some of your competitors?

Laxman: It will be maintained or might be some slight increase in the course of this year in terms of ratio.

Mayank Tandon: Right. And one final question on the rupee impact, if you could just breakdown you know how it impacted your margins and the other income item? Thank you.

Suresh Senapaty: Yeah, so far as the last quarter was concerned, in terms of the margin there was about 30 basis ......, you know we had a margin expansion of 170 basis points under the US GAAP, and the exchange has impacted about 30 basis points in that.

Sridhar Ramasubbu: We had a net gain of 30 basis points in this last quarter.

Mayank Tandon: Okay, thank you.

Moderator: Your next question will come from Ashish Thadani of Gilford Securities.

Ashish: Good evening, just to get to the point of operating margin, which has reached, I believe it is 27% up for the last five quarters, do you believe that it has reached an equilibrium or do you expect there will be further quarters where it will continue to rise, not counting the impact of what you just mentioned, which is the wage increases?

Suresh Senapaty: Let me explain this, I think what we talked about is:

a.	Wage increase.

b.	Forex impact for the current quarter as compared to the last quarter, because we have last quarter a 30 basis points improvement in the operating margin, but this quarter we are expecting a decline based on the forex covers we have, and

c. A non-cash charge on account of the restricted stock units that has been granted. But there are many levers based on which there could be improvement in the margins such as utilization, such as change in the mix, change in price realization because of the change in the mix of the business offering and so on, which we have a fairly decent track record of having made some improvements in the past. So what we are saying is if you leave aside the non-cash charge and you leave aside the forex component impact, our object/endeavor would be to mitigate the pressure on account of the compensation.

Ashish: Understood, and just one housekeeping item; Suresh you mentioned that 9% sequential increase in global IT services revenue, but the release says 13%; I am not quite sure which is the right number?

Suresh Senapaty: 9% was in dollar terms and the 13% is actually decimal of 12 point in rupee terms.

Ashish: Got it, okay. Thank you, great quarter.

Suresh Senapaty: Thank you.

Moderator: Thank you. Our next question will come from the line of Lou Miscioscia from Lehman Brothers, please go ahead.

Lou: Okay great, did you happen to mention from I guess the sequential standpoint looking at operating margins how many what I guess basis points that you are expecting it for a decline given the statistics you have stated?

Suresh Senapaty: Well we have not specifically articulated any specific number in terms of decline in this particular quarter, but we said there are various factors on which there could be weaknesses and there are multiple other factors on which some of that will get mitigated. So, all we are saying is we will do the recovery over a few quarters.

Lou: Okay then compared to I guess the first quarter consensus number which I think is a 11 cent, would you expect that there would be a difference comparable to the current consensus to the upward downslide?

Suresh Senapaty: I am sorry, could you repeat the question please?

Sridhar Ramasubbu: The question is whether we are going to increase our what happens to the EPS guidance consensus estimate of 11 cents, it is going to be up or down?

Sridhar Ramasubbu: We won’t guide on the EPS numbers and what we are giving is a flavor of what will happen to the bottom line and there are both plus and minus factors so we have to look at that in that perspective.

Lou: Okay, it is alright there. Now for more I guess the bigger picture question, you know when you look at you are obviously growing, your business is growing at these kind of levels, what is the biggest barrier, when you said you are normally you know in the past we have asked a lot of questions about IBM and Accenture coming in, obviously you have got you know very big high quality companies also out there in India being TCS and Infosys, but right now is just running your business is biggest thing or would you say that there are some of these other factors are higher in your list, and may be if you could just rank them?

Vivek Paul: I think that you know if you look at the situation right now, our supply side seems to be higher up on the worries’ list than the demand side, I think that we continue to add service lines, we have demonstrated that our process quality is sustainable and competitive no matter what brand name we are up against, we are continuing to be able to drive growth, drive margins. So I think that the concern is that we have really rank around, being able to get enough growth talented people to speed up business growth, being able to retain our quality systems and our culture as we scale and add so many people, and being able to in some sense keep that pyramid alive so that we can keep adding more people and still be able to have the program manager and the individual contributor ratio.

Lou: Okay, last followup question. Do you have the attrition levels that you are currently running at?

Bijay Sahoo: Our attrition rates for this quarter we have reported 18%, and it includes the voluntary, involuntary, the both attrition. During training periods, we have a very tough testing process before we send the people to the customer’s project, and the people who are getting low scores, we separate them, and some such people like 1.28% of the total attrition is for those people who have failed in the training test.

Suresh Senapaty: And this number is based on a quarterly annualized. So if you consider the last 12 months, it will be a few notches lower.

Bijay Sahoo: And another pattern in attrition emerging is our July-August attrition is higher, in the month of September we had much lower attrition and going forward we think based on our MSI which was released, merit salary increase, an RSU for the key managers, our attrition will we think come down. This is excluding the BPO numbers, this is essentially for IT services, i.e. Wipro Technologies.

Lou: Okay, thank you.

Moderator: Thank you. Our next question will come from the line of Julio from Goldman Sachs, please go ahead.

Julio: Good evening and good morning gentlemen. Real quickly, just wanted to understand the issue of the restricted stock units, what was the exact amount and the impact to the P&L, it sounds like it is going to be a non-cash item, will it be amortized to the income statement?

Suresh Senapaty: Yes you are right, it is a non-cash charge. It will be amortized starting from 1st of October ‘04 to a five year period, which is over the 20 quarters perspectively, and it is a 5.5 million RSUs from 1st of October, and based on the market price, and this will be typically the exercised price will be the nominal value of the share, which is about Rs 2.

Julio: Thank you. And may be if I can go back now to the new level of headcount additions that we have seen at your company plus one of your competitors, how sustainable is this new level and perhaps more importantly for me is you know the number of people that you are brining on are they already sort of earmarked for clients or do you still have to go out and win business to get these people working and I guess my concern would be with the headcount additions that you would see a fall off in utilization or some risk to your utilization numbers?

Vivek Paul: Let me break that answer to several features. First of all with sustainability of being able to hire that many people, we are comfortable with that, I think the recruiting teams have built a great engine here, that continues to scale up as we need it. The second is in terms of you know whether this will result ... that whether we were hiring ahead of demand and that whether this would create an inventory of unbilled people or utilization problems. The answer is no, we hire to demand, in fact we measure our hiring cycle times pretty aggressively, we mentioned that in prior quarters and we continue to do that. The third is that as we experience the percentage of hiring from campus in some sense the internship period they have to go through is definitely longer than with a experienced hire, and so on growth level it does impact the utilization a little bit, but frankly that is not a measure that we keep looking at pressing the cycle time on.

Julio: Okay, thank you. And may be one another quick question related to demand, I don’t know if that was Vivek, you know what are you guys seeing in terms of decision making cycles are a shorter or elongating, could you just give us a flavor for sort of the pace of activities, I know it is a difficult thing to track from the outside because of you know sort of the propensity to not put out a lot of press releases and you guys are kind of operating under the radar screen if you will, could you talk a little bit to the decision cycles and may be what you guys are seeing there?

Sudip Banerjee: The decision cycles have not changed dramatically in the last couple of quarters. I think what has happened is that customer sensitivity to disclosures have increased and therefore we are unable to disclose customer names, as we used to do in the past, but we continue to see a great demand, we continue to see customers coming and visiting us to evaluate our product and services, we get a lot more RFPs now than we used to get a quarter ago, and this is reflected in the results that we have achieved and the guidance that we have given for the next quarter.

Julio: Can you put some specific numbers around, you know how long it takes to go from you know sort of a RFI/RFP to a decision?

Sudip Banerjee: Well there is no one number to that, I mean there are some decisions which get closed within 60 days and there are others which go on for 180 days, so I mean there is a full range, I mean and these again is just outliers so there could be you know many many variations in these.

Julio: Depending on the type of the work as well I am assuming.

Sudip Banerjee: Right, this is depending on the type of work, it is depending on the size of the RFP, it is also depending on the territory that we are talking about, and there are different patterns in different geographies.

Julio: Okay.

Sridhar Ramasubbu: For one or two customers we have generally seen a trend of 3-8 months’ time for a sales cycle to conclude.

Julio: Okay. And then finally for me, can you just to understand the wage increase that you are passing, was it only offshore, and then related to that, do you guys have a need to pass any wage increases onsite?

Bijay Sahoo: Onsite what is happening today is with US market opening up some attrition is there in US, so what we are doing is selectively based on skills, the criticality of the skills, and the managerial talent, we are considering very very select people to be covered by merit salary increase onsite.

Julio: Okay, and when was the last time you passed one onsite?

Bijay Sahoo: It is almost two years ago.

Julio: Okay. I think you guys gave a statistic about the cost composition of your offshore, what would be the cost composition for onsite?

Suresh Senapaty: Onsite is about 30%.

Bala Krishnan: Onsite salary cost constitutes 30% of the revenue.

Suresh Senapaty: But what Bijay Sahoo stated it will be very very selective, and the impact is not expected to be huge.

Bijay Sahoo: And the percentage of increase is also not as high as we gave in India.

Julio: Right, it is going to be in low single digits most likely?

Bijay Sahoo: Absolutely.

Julio: Okay, great, thank you very much.

Moderator: Thank you. Our next question will come from Terrance Quinn from Camelot Capital

Terrance: Yes, good morning and good afternoon to you. Could you just possibly give some idea if you are hiring to demand, can you give us a sense of as you look at those new hiring, where is the demand that is going to be the greatest of the opportunity, the greatest within your I guess your service base at this point?

Vivek Paul: I think that you know we don’t really give guidance in terms of where and by how much the growth will be. The hiring is directly correlated to revenue outlooks. You know if you look at this quarter gone by, we had a very nice increase in billed man months, much higher than our five quarter average, and so in some sense the referred volume that the quarter we hire to that, you know particularly for campus hires, we do hire a little bit in advance as well, but I would not read too much into campus hiring but certainly it is certainly correlated to revenue, and we are hiring to demand.

Terrance: Right, I was actually looking more for something from a directional standpoint as it happening, you look at demand and you look at which coming from your customer base, were you seeing in way of RFP, is it going to be in the application development, in maintenance, is it consulting, is it BPO, which I guess are going to be the better growth areas for you as you look out over the next you know 6-12 months?

Vivek Paul: Well if you look two or three quarters ago, we used to have more BPO hiring than IT hiring, that trend reversed itself this quarter, we are now hiring more IT people than BPO people, so I think that in some sense we continue to expect that we are going to have hiring on the IT side, within that again it is directly correlated to the growth in the business, and our growth we are fortunate to have across the board growth, specialty practices growing faster, so we are going to see more hiring in our infrastructure services business, in our testing business, in our package implementation business. So really I mean it is not a different picture than what you see when you look at the split by service line in terms of revenues.

Terrance: Okay, and I guess Rich referred to fact that there is probably going to be or there is a mix shift that may be taking place here, when you say mix shift, are you talking about within the respective lines of business or you talking about in the way the contracts are being priced, fixed priced versus time and material, so is there going to be a shift in that as well?

Vivek Paul: No I think what Rich was mentioning was that the mix is in towards the more specialty services because they are growing faster and you go on the average, so the mix is rising, and those specialty services typically gave us the higher price point and therefore our average prices rise as a result of that mix shift.

Terrance: Okay, in that I am assuming that is what you think that some of the margin will be offset against the higher wages is going to take place?

Vivek Paul: Yeah when if you look at the pressure points on the margin expansion it certainly is, you know I will not say it is large price increases but the moderate price increases as has been in the past, I think that you look at utilization, it has been another lever that we can hit. In addition offshore mix is one that we continue to look at, we have had some good improvements on that quarter after quarter, this quarter we saw 2% more offshore. So I think that those are some of the levers that we can adjust, and you know we are investing heavily in productivity programs, I mean if you think about it we have always been the leader, we were the first one to CMM level 5, first one to use 6-sigma, and now we are the first one to use lean manufacturing techniques, which really are from the manufacturing shop floor in software, it is an interesting journey, we are just getting started on it, for the world of course we are discovering a lot and we are able to you know take about 10% of the cost and about 20% of the cycle time out.

Terrance: Okay, but if, just on the point of mix shift on the offshore versus onsite, is that something you expect that the offshore component will continue to increase at a gradual rate?

Vivek Paul: That is correct.

Terrance: Okay, thank you.

Moderator: Thank you. Our next question comes from Trip Chowdhry at MidWest Research. Please go ahead.

Chowdhry: Yes sir, congratulations on a phenomenal execution here. I had a question on the acquisition strategy. You may have, you did extremely well by acquiring American Management Systems, Nervwire, and I was wondering where are we heading with future acquisitions and what kind of companies you may be acquiring or thinking to acquire?

Vivek Paul: I think that if you look at the acquisition strategy, we continue to look at acquisitions of all flavors. We look at acquisitions, if I look at sort of just the last six months, we have looked at acquisitions that were similar to the ones we have already made, we have looked at acquisitions that were consolidation acquisitions that would give us may be a wider footprint in the particular vertical, we have looked at acquisitions that were specialty practice lines that we could add. So, I can’t say that we have changed from the course we charted out early, which is that our acquisition strategy should be extremely opportunistic; and outside the IT services area, we have made significant acquisitions in the consumer care and lighting business as well.

Chowdhry: Perfect. Also, you have been very vocal telling publicly like the whole objective of Wipro is actually to be one of the top 10 leading IT services company in the world; I was thinking what kind of initiatives and strategies you have in place to achieve this objective and when do you think we may see that happen?

Vivek Paul: Let me start by saying a what are the things that we are already top 10 in, we are already top 10 in net income, we are already top 10 in market capitalization, we are top 10 in headcounts, we are not just top 10 in revenues, so basically what it means is that we should be charging a lot more than we have been in past, but anyway if you look at that, you know big floats of that ambition are already accomplished, you know if you look at on the process side for example, the knowledge management association, they came out with their list of top knowledge management companies in the world, we were #6. So, if you look at analysts, if you look at all kinds of things that touch our business processes, we benchmarked ourselves in everything against the global top 10 and we are pretty proud that except the revenue line, we are there. Now, we could always buy this revenue, but we stayed away from that. I think that you know we, to answer your question of how do we go about it, there is no sort of grand thing that we do, it is everyday a chip away, every process that we have to get up there.

Chowdhry: Perfect. Thank you.

Moderator: Next question will come from the line of Mr. Katri SG Cowen, please go ahead.

Katri: Thanks, and good evening. A couple of follow on comments. Richard, you spoke about pricing trends in general. Is there anyway for you to kind of speak specifically about pricing trends by looking at your R&D segment and then looking at the enterprise services segment, that’s #1. Then, I just wanted to clarify that the 18% attrition rate excluded your ITES division; and then you did comment upon M&A, but in that context, may be you can comment on your willingness to complete acquisitions that could be dilutive to earnings. Thanks.

Richard: Okay, let me break that up. First on the pricing trend: I think the trends in pricing are reflected based on supply and demand and the competitive pressures in the market place. Customers tend to get what they ultimately want, and currently you have seen the robust growth which our whole industry has experienced over the last year, supply continues to tighten, so I think it is going to be natural what happens over the long term. We are doing things on a couple of different fronts, to obviously mitigate the effects on profitability, we talked about that already once, our focus is on productivity and bringing value for our clients through those measures. With regard to attrition, the attrition data, the 18% is not including the BPO business, the IT-enabled services business; and on the acquisitions, as Vivek said, we are looking at an array of different opportunities to bring value to the business first that effects various strategies either service line expansion or geographic addition that add value and are accretive to the business. I don’t believe we have too much of an appetite to do things that are non-accretive to our existing business situation right now.

Katri: Excellent, thanks good quarter.

Richard: Thank you.

Moderator: Once again, if you do have a question, please press *and 1 at this time. We go to the line to Richard Davis from Richard W. Davis, please go ahead.

Richard Davis: Congratulations on the excellent quarter. My only question is about the package implementation, is that continued to be strong; there was some concern about it last quarter?

Richard: Package implementation, I think I am pretty happy with the results of last quarter. Yes, we did not have quite the quarter-to-quarter sequential growth, however, if you look over the four quarters, we had a compounded quarterly growth rate of 14%, and as we continue to balance our portfolio of revenue growth and manage profitability, we did some things to improve the mix of the business that enabled us to bring a balanced approach to revenue growth and profitability. Our outlook going forward based on our pipeline, a large win that we talked about last quarter that will be ramping up in the subsequent quarters as we go through the knowledge acquisition phases, we feel pretty optimistic that we will continue to grow that business aggressively and possibly you know look, I don’t want to give too much in the way any guidance, but we are very optimistic about the framework of that business returning to historic growth levels.

Richard Davis: Thank you very much.

Moderator: Thank you. Next question will come from Sameer Nadkarni from WRHambrecht., please go ahead.

Sameer Nadkarni: Hi guys! Nice quarter there. I have a couple of quick questions. You are up to about 370 customers in IT services and I was just curious what you see as the biggest hurdle, clearly you are targeting like Global 1000 or beyond that as your target market, and so I am just curious about any thoughts in terms of what you feel is your biggest hurdle in expanding that customer base?

Sudip Banerjee: We are doing two things in terms of the customer base. One is looking at the opportunities within the existing markets that we have and also addressing newer markets where we have not been there. One of the wins that we have talked about in this announcement has been the win at AXA in Australia for example. In the existing markets, we think that there is still a lot more to be covered, both in terms of farming our existing customers as well as for hunting more customers within the Fortune 1000. One of the reasons why we have grown is that we have been doing a lot more hunting than farming and much of our sequential growth and our year-on-year growth has come through new customer acquisitions. We think there is a play in much of the existing customer base as well and we are going to be continuing to work on both. So we will work on getting more customers within the Fortune-1000 list and also expanding in territories where we have traditionally not been strong in the past.

Sameer Nadkarni: Okay, so just in terms of a followup to that, your outlook for the global IT services line for the next quarter seems to imply about a 6% growth rate sequentially and in the context of a pretty strong demand environment and your comments on price stabilization, it appears to be very conservative, just curious if you could comment and I will be curious for any thoughts from Vivek and Sudip on so far in your minds or the two or three biggest concerns going forward.

Vivek Paul: Actually before I do that, I thought may be Suresh Waswani can talk about the early part of your question about the enterprise accounts, because he runs some of our specialty services and we are using that really well to open up new accounts.

Suresh Waswani: I will talk about two service lines which are major growth drivers for us, one is the technology infrastructure services line. In this space we have actually become a full services provider. We do infrastructure management including data center management and desktop management. We also do a lot of infrastructure integration and we clearly leverage completely global delivery model like we do for application development maintenance services. So, we have used this service to actually breakthrough into a very significant breakthrough in UK, in a company called TUI, which is one of largest travel services company in the world I think, and here we are doing infrastructure management which spreads across 10,000 desktops, 300 servers, 800 locations in UK, and covers the entire range of our infrastructure management services like help desk, desktop, server management, and security services. So we have used, this is pretty unique to Wipro in terms of an end-to-end infrastructure management services offering, and we have used this to expand our customer base. This is not a breakthrough in context of an application development, which has been our traditional business, but a breakthrough in terms of infrastructure management, which then leads for a lot of other service lines to grow. Likewise, we have a very interesting service line that Wipro offers, which is the testing services line. It was traditionally very focused on our technology services, but we have now expanded the testing services to cover the enterprise and the financial segment as well, and we have used this service to make entries into a lot of software product companies, a lot of telecom infrastructure companies, as well as a lot of enterprise companies. So, clearly in terms of expanding our market reach, either within the accounts or outside the existing accounts, we are using new service lines.

Vivek Paul: And to answer your question about what you worried about, I think as what I catch it earlier which is really more to worry on the supply side than the demand side right now, that is not the state that you know business is jumping off the road and jumping into our pocket, I think still a whole lot of work to be done by the team, but really at this time, yes, how do we feed the demand and how do we do it in the way that does not hurt our record of delivery.

Suresh Vaswani: Let me just elaborate one point. You know the fact that we have a pretty wide service line offering, it gives us a very strong capability of growing in our existing customer base, and I think we need to do that more and more. It also gives us the capability of opening up new accounts, because we have a pretty large service offering in terms of number of service lines. So, whether it is infrastructure services or BPO or application development maintenance or testing, there are multiple openings that we can create in different customer situations.

Sudip Banerjee: Well your comment on the guidance outlook; I think one of the things you have to remember is that this quarter we have less number of billable days than the normal traditional quarters, and that is reflected in our guidance.

Sameer Nadkarni: Okay great. Just one other question in terms of the enterprise sales team. Can you provide any head count numbers in terms of the hunting versus the farming focus teams?

Sudip Banerjee: No, I am unable to give you details of the number of sales force that we have in the field.

Sameer Nadkarni: Okay, but just in terms of sir you know what the mix would be on a relative basis, is it evenly split or how the mix works out?

Sudip Banerjee: Yeah, about evenly split.

Sameer Nadkarni: Okay, great thank you.

Sridhar Ramasubbu: We will take that question off-line, I will explain to you.

Moderator: Our next question is from Amit Khurana of IL&FS Investsmart, please go ahead.

Amit: Hello can you hear me?

Sridhar Ramasubbu: Yeah we can hear you.

Amit: Just one thing, if you could clarify a little bit more on the stock option plan that we came out with, just trying to understand, would it be captured at the cost of revenue level or the SG&A level or split across, and if you could also give us a sense of what is the percentage of employees who will get covered by this stock option plan?

Suresh Senapty: The coverage is about for the key middle managers and senior managers here, and if you look at this particular scheme it primarily substitutes the stock option plan that we used to have in the past, because we found that the kind of expensing that is based on a Black & Scholes value that one does, the perceived value by the employee is not line with that, so we though that this kind of schemes in terms of the non-cash charge you taken into the account is in line with the perceived value by the employee, and this is a retention tool, which is a rewarding tool, and this is to motivate employee, this is also to align the interest of the employee with that of the shareholders, and therefore we have come out with this particular scheme, and it has been pretty well received by the employees who have got them.

Amit: Yeah I appreciate that Mr. Senapty, just to clarify would this entirely be reflected at the gross level or it would go around in the operating level the SG&A level?

Suresh Senapty: Yes, depending upon whether the particular employee is under the cost of good sold or the SG&A, it will get split accordingly, but it is exactly like how the stock option expensing generally takes place.

Amit: Yeah okay that helps. Second, Vivek, one of the concerns that one would have seen in the last couple of quarters back was you know the currency fluctuation and that moving against us; I was just wondering if you could throw some qualitative factors that you would consider before you know really taking this into consideration as the rupee really moved the other way round against us, I mean quantitatively I understand it may be a theoretical thing to talk about, but how concerned are you about that and you know going forward what is the consideration that you would take while going back to clients to ask for a price hike based on this?

Vivek Paul: Well with our heavily hedge position we would look brilliant if the rupee really moves in our favor, but having said that I think that what we are seeing is that in some sense just the fact that compensation levels are rising is creating an environment where we can talk to customers about getting potential price increases; however, as maintained in the past and I continue to do so that the biggest correlation between getting our price increases, particularly in time and material projects, is linked to the fact that they see their own employees getting higher wages, and so it really is linked to that. That is why most of the pricing increases we have got have been through either new accounts when we could reset the bar or through mixing in a higher level of services like the niche and specialty service so we can get a higher average yield. But just going back to customers saying that the rupee is stronger, it is not a very powerful argument. The more powerful argument is compensation increases and even that has limited play for existing customers under existing contracts.

Amit: Okay fine. And one final check, Mr. Senapaty if you could give us the capex that will create for the first half for the global IT business?

Suresh Senapaty: Yeah Lan says he will give it you offline.

Amit: Alright no problems, thanks a lot and all the best.

Suresh Senapaty: Thank you.

Moderator: Our next question is from Bhuvnesh Singh from CSFB, please go ahead.

Bhuvnesh Singh: Hi sir, just wanted to have some color on the renegotiations of various clients. Has any of our large accounts renegotiated in the last quarter, has anyone started renegotiation in that?

Sudip Banerjee: Yes, you know we have had some increases from some of the existing customers, particularly in the telecom side of our business.

Bhuvnesh Singh: So specifically has any of our top 10 accounts renegotiated?

Dr. Rao: Regarding the pricing on the existing accounts, I feel that we should be able to keep the prices stable. Because majority of our existing accounts we have the annual contracts and then we feel that going forward we should be able to keep them.

Sridhar Ramasubbu: That was from our telecom head, Dr. Rao.

Dr. Rao: Excuse me!

Sridhar Ramasubbu: No, just I was clarifying...........

Dr. Rao: majority of them will come for renegotiation next year, which is January of 2005.

Bhuvnesh Singh: Okay, and typically I think it has been a December or March quarter which has seen the highest amount of renegotiations for us. So is there any sort of color as we go into that and you know like Vivek earlier said that which could be key, but it is sort of sounded that we are not expecting huge amount of price hike but more like maintaining the existing. So what could change that in next 3-6 months or should we take a flat pricing as our take?

Vivek Paul: I think that you know as I had mentioned earlier, first of all head-to-head pricing discussions are very difficult, I think that we can, we do have a reason with the compensation increases to be able to ask for and get some of it price increases. I think that to get a fast picking up price increase, our salary structures in US & Europe has to be revised and we are not seeing that happening. So we are seeing moderate price increases.

Bhuvnesh Singh: Okay, and the last data question from me. Can you give me the BPO billing rates for the current quarter, how they have changed over the previous?

Suresh Senapaty: No, we have said that there has been a marginal sequential decline.

Bhuvnesh Singh: Okay, thanks sir.

Moderator: Our next question is from Mr. Pankaj Kapoor from ABN AMRO, please go ahead.

Pankaj: Yeah hi! Just wanted to know from you that what is are we listening from our customers in terms of what skills are they asking us to build us on, you know in terms of domain skills or technology skills and all, what are you hearing from your major customers?

Girish Paranjpe: Usual expectation from our customers is that we have a combination of technology and domain knowledge, and as we do more work on new application development I think the requirement of having higher domain knowledge goes up, on the other hand where we have more application management kind of work, it is more technology centric and the requirement of having domain specific knowledge is somewhat less there. So again, I don’t think there is a big change in what has happened, it simply depends on what kind of business comes in.

Suresh Senapaty: But also similarly demands are there in the package implementation area, demands are there in the R&D side in the telecom space, particularly in the mobile and embedded area; those are some of the skills which are very hot and where demand is very high.

Pankaj: Okay, are the customers also asking us to look into different nature of contracts, for example, typically moving from the milestone based fixed priced contracts to more benefit sharing or SLA based contracts?

Girish Paranjpe: Definitely, I think more customers are wanting to move to an SLA based contract where it is on application management. Where it comes to new development, I think fixed price has been the preferred model for them to do work provided there is sufficient clarity about what is sought to be achieved. Benefit sharing contracts have been talked about, but I don’t see them playing a big part of what we do for our customers.

Suresh Senapaty: In fact our technology infrastructure support services is primarily on a SLA based.

Pankaj: Okay, but these would be largely technology level SLAs, not business benefit related SLAs?

Suresh Senapaty: Yeah that is right. But has in turn has a business implication anyway.

Girish Paranjpe: I mean the service level is in operational term.

Pankaj: Right. And just a related question, in terms of how are we approaching a customer in terms of our integrated offering amongst the application as well as process side flow that we have, no basically from the Spectramind and from the global IT services business. So how successful we have been in able to integrate and sell them as a joint offering to the customers?

Richard: Overall value proposition, it is a breadth and depth of our services, I think that if you stand back and look at what our offering is and how we differentiate ourselves, it is because of that breadth of capabilities and we have seen from an integrated selling organization the strength of the market acceptance of those capabilities, we could put it in past quarters a number of major wins with a key differentiator in our winning the engagement with the fact that we have strengths from embedded technology, the IT services, the business process outsourcing, and even the high end consulting services and even in there we have a very strong capabilities in quality consulting capabilities. So that integrated approach giving us the clear differentiator in the eyes of the customer.

Sudip Banerjee: Just to add to what Richard said, you know we also have for our major accounts you know strategic accounts managers positioned in those accounts and they are able to integrate the entire organization’s offerings through our different service lines and bring that to the table.

Pankaj: Okay fine, thank you.

Moderator: Our next question...........

Suresh Senapaty: Just to answer the previous question of Khurana, the capex for the half year one was 278 crores in global IT services, of which about 153 crores is for the quarter ending September.

Moderator: Our next question is from the line of Rod Bourgeois from Sanford Bernstein please go ahead.

Sridhar: Louise we will take the last two questions.

Rod: Can you guys speak to plans to potentially build more of a consulting presence in the US and what the progress is on that track recently?

Suresh Senapaty: Yes we have a consulting organization there in the US which is headed by Tim Matlack ,and this is part of the team which came in from AMS, and there is another team which came in from Nervewire, and between the two teams we have now formed a consulting horizontal which sells our consulting offerings to our various customers. We are focused in three or four specific areas; we are focused in the energy and utility space, the financial service space, and in retail. The other consulting practice that we have is on 6-sigma and quality consulting, and that is also is a service offering that we provide to our entire customer set across the world.

Rod: Okay, can you speak to when you look at the value of that consulting line, how much of the value is from basically the direct consulting sales versus the sort of pull through revenue that you get through that unit through cross selling activity?

Vivek Paul: May be we can also talk a little bit about the 6-sigma consulting that we do.

Deb: Hi my name is Deb and I run the 6-sigma and quality consulting. In the last one year we have had about 30 assignments with 12 odd large customers with us. In this particular business, what we have tried to do is to help our clients improve their own quality processes either through 6-sigma or through CMMi kind of consulting, and we have had pretty large number of ongoing engagements that are still going on, and we see this business expanding reasonably over time. There is a lot of interest now in the US, especially of people wanting to improve their own software processes and seeing how they can get more bang from their IT budgets.

Sudip Banerjee: To answer this question on the consulting as a percentage of revenue for this quarter, it is 2.1%.

Girish Paranjpe: I just wanted to add we are not looking only for the consulting piece or looking for pull through revenue. I think it is not only the pull through revenues that we care about but also the level of relationship that we are able to build in a customer. So, we want to serve our customer in every possible way we can.

Rod: Sure, and for example, in the 6-sigma practice, are you seeing pretty good progress in driving sort of IT services for view their consulting practice or they currently primarily sort of standalone 6-sigma deals?

Deb: No most of the time it has got both in it, sometimes you know accounts get opened through the 6-sigma consulting and went downstream other business and sometimes we look at existing customers who have a large amount of business and you help them improve their processes through 6-sigma study.

Rod: Great, thank you guys.

Sridhar: We take the last question Louise.

Moderator: And the final question will come from Richard Davis from Richard W. Davis, please go ahead.

Richard Davis: Yeah, one additional question, it looks like there is a shift in size from in the area of 5 million to 20 million in revenue from the prior quarter, you know I was wondering if that is sustainable trend; and another question I would have is that it appears that the billable offshore volume is increasing, therefore there is a shift in more profitable operations, Vivek can you continue with that?

Suresh Senapaty: Absolutely, if your question is that are you looking forward to increased offshore mix, of course. I think we will split the question in just repeat the question please.

Richard Davis: Yeah, it seems that in terms of volume size that the area between 5 million to 10 million and 10 million to 20 million has in fact increased over the last quarter you know I am wondering if that is likely to continue?

Richard: We don’t give any forward looking outlook specifically down to our customer mix, but I think that is indicative of our continued efforts to not only grow our customer base but further penetrate our existing customers and grow through expansion of service offerings into that existing customer. And with that expansion if we highlight it today, we have capabilities ranging from depth of technology capabilities from the embedded business, depth in the IT business, and the IT-enabled services BPO business, and we talked just recently about the quality consulting area, which enables us to speak a broader perspective of our engagement with our clients and that is reflected in the revenue mix and large customer growth.

Vivek Paul: To finally add, I think I understood your question to be that we have seen a growth in a number of accounts greater than 1, 5, 10, 20 million dollars in revenue, and I am pleased to say that you know at least as far as my memory serves me, this is at least 16th quarter that we have seen that happen, so we are not concerned that that is a one time spread, I think we have steadily seen that growth for as long as I can remember.

Richard Davis: Thank you for your comments sir.

Vivek Paul: You are most welcome.

Sridhar: Thank you very much and if you have any further questions please do email me or call me on my mobile. Over to Louise.

Moderator: Thank you ladies and gentlemen, this conference will be available for a replay at 12:45 today through November 15th. You may access the AT&T teleconference replay system at anytime by dialing 1-800-475-6701 and entering the access code 749744. International participants can dial 320-365-3844. Again the numbers are 1-800-475-6701 and 320-365-3844 with the access code 749744. This concludes our conference call today. Thank you for you participation and for using the AT&T Executive teleconference. You may now disconnect.